PK KIRK INC

9245 Laguna Springs Drive, Suite 200

Elk Grove, CA 95758

April 29, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PK Kirk Inc.
Offering Statement on Form 1-A
Filed February 2, 2021 File No. 024-11436

Dear Mr. Lopez:

We are in receipt of your April 28, 2021 comment regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff by amending our offering statement.

Management Discussion and Analysis, page 15

2. We note your response to comment 2 but are unable to locate the revised disclosure.

Please revise accordingly.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see Item 9. Page 17, Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have provided that section in this response for your convenience.

The SBA EIDL loan has an interest rate of 3.75% interest rate with a 30-year maturity. The interest continues to accrue during the deferment period and borrowers may make full or partial payments if they choose. The deferment period was originally 12-months but has been extended to 24-months from the date of the note by the SBA. The Company’s payments begin June 2022. As of April 28, 2021, the Company has not made any payments on the SBA EIDL loan.

The SBA PPP loan has an interest rate of 1% with a 2-year maturity. Loan payments will be deferred until the SBA accepts the Company’s loan forgiveness application. The Company is eligible to submit an application for forgiveness at the expiration of the covered period which is 24 weeks after the Company receives the loan, November 4, 2020. The Company has not submitted an application for forgiveness, as of April 28, 2021, but is eligible and fully intends to submit one. As of April 28, 2021, the Company has not made any payments on the PPP loan.

The Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Philip Kirkland

Chief Executive Officer